CONSENT OF MARK TURNER

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated June 20, 2012 entitled, "NI 43-101 Technical Report, Masbate Gold Project, Republic of the Philippines, October 2011" (the "Masbate Report");
2) the Company's press release dated September 19, 2012 which includes references to my name in connection with information relating to the Masbate Report and the properties described therein;
3) the Company's management information circular dated November 19, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the Masbate project and information relating to the Masbate Report and the properties described therein;
4) the Company's press release dated January 29, 2013 which includes references to my name in connection with technical information relating to exploration activities at the Masbate project;
5) the Company's annual information form dated March 28, 2013 which includes references to my name in connection with mineral reserve and resource estimates for the Masbate project and information relating to the Masbate Report and the properties described therein; and
6) the Company's business acquisition report dated April 12, 2013 which includes references to my name in connection with information relating to the Masbate Report and the properties described therein.

By: Mark Turner

Date: April 23, 2013